[Journal Communications, Inc. Letterhead]

May 26, 2004

Dear fellow class B shareholder:

We commenced our tender offer on May 17th with the mailing of the tender offer documentation to all class B shareholders, and have now completed our first round of class B shareholder meetings and conference calls regarding the tender offer.

The offer will expire at 9 a.m. (New York City time) on June 15th. You can sell at least 16.5% of your class B shares and potentially more. The price for shares purchased in the tender offer is based on a five-day average market price formula. Please refer to the tender offer documentation for complete details.

We have been pleased to be able to discuss the purpose of the company’s tender offer and the reasons why we believe you should seriously consider taking advantage of this tender opportunity. I’d like to review some of the points that we talked about and give you additional perspective about our decision to conduct the tender offer at this time.

First, we have consistently said that we hope Journal Communications is a core holding in the investment portfolio of our employees and former employees. This supports our belief that continued employee ownership is a differentiating strength of our business as employees and other investors alike benefit from a culture of performance and results.

We also believe that a successful tender offer at this time will provide benefits to all shareholders. The company is offering to buy up to 8,020,467 class B shares in the tender offer in an effort to respond to the desire for debt reduction and diversification that exists in our class B shareholder group. A fully subscribed tender offer should help to mitigate the potential adverse impact of a significant number of shares entering the public market upon the expiration of the lock-up periods. Finally, we think that we have used a pricing mechanism that will allow selling shareholders to receive a market-based value and recognize a significant gain over the IPO share price, without paying any fees or commissions.

Let’s review the benefits for our class B shareholder group.

First, personal debt reduction, in cases where loan to value ratios may still be uncomfortably high, especially in the face of increasing interest rates, can be accomplished for those taking advantage of the tender opportunity. Reducing or eliminating stock debt allows you the ability to choose to hold an interest in JRN for the long term.

Investment professionals advise that diversification of one’s investments is a smart strategy. Again, a diversified portfolio, with JRN as a core holding, can help accomplish the financial goals that have been articulated by many Journal Communications employees and former employees.

Our stock has performed well since the date of the IPO and tendering shareholders can realize a sizeable gain over the IPO price. As we move closer to the lock-up expiration in September, there is significant potential for downward pressure on our stock price due to uncertainty as investors question the level of

May 26, 2004

liquidity demands by our class B shareholders. This pressure may continue following the lock-up expiration if a significant number of class B shares are converted to A shares and sold in the public market. Such sales may result in there being more sellers than buyers of our stock, with corresponding downward price pressure. And, as you know, the lock-up on class B-2 shares expires on March 16, 2005. Tendering now both locks in the gain to that point for the class B shareholder and decreases the possibility of significant selling pressure as the lock-up expirations approach.

Once this offer expires, there will be no opportunity to convert and sell your class B-1 shares in the public market prior to September 17, 2004. With all the volatility and uncertainty in the public market today, these remaining four months in our class B-1 lock-up period may bring corresponding volatility in our share price.

Finally, the company is bearing the cost of this tender offer. There is no cost to the selling shareholders.

For all of these reasons, we encourage each of our class B shareholders to take a hard look at the tender opportunity. Both Doug Kiel and I are tendering shares in order to eliminate our stock debt so that we will be able to hold JRN for the long term.

We believe that the best scenario for the company and all of its shareholders is a fully subscribed tender offer that addresses the desire for debt reduction and diversification among our class B shareholders, accompanied by our strong statement that our employees and former employees wish to continue as long-term shareholders in Journal Communications.

And, as always, with your support, we will continue with our commitment to execute on our business strategy.

Sincerely,

/s/ Steven J. Smith

Steven J. Smith
Chairman of the Board
and Chief Executive Officer

We urge shareholders to read documents that are or may be filed with the Securities and Exchange Commission when they are available because they will contain important information. Shareholders will be able to obtain a free copy of any filings containing information about Journal Communications, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of any filings containing information about Journal Communications, Inc. can also be obtained, without charge, by directing a request to Journal Communications, Inc., 333 West State Street, Milwaukee, Wisconsin 53203, attention Secretary.